Paul Hastings LLP

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August 11, 2020

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Firsthand Technology Value Fund, Inc. File No. 814-00830

Ladies and Gentlemen:

On behalf of the Technology Value Fund, Inc. (the “Registrant”), we hereby respond to the oral comments provided in June 2020 by Megan Miller of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s annual report on Form 10-K for its fiscal year ended December 31, 2019 (the “Annual Report”). As requested by Ms. Miller, a draft of this response letter was provided before filing, and she had no objection to the submission of this response letter.

The Registrant’s responses to the comments are provided below. We have restated the substance of those comments to the best of our understanding. We have consulted with the Registrant in preparing and submitting this response letter.

1. Comment: The Consolidated Statement of Assets and Liabilities shows a consulting fee payable at year end, but there is no corresponding expense shown in the Consolidated Statement of Operations. Please explain that inconsistency.

Response: Comment acknowledged. The liability for consulting fees is included in the “Professional fees” shown in the Consolidated Statements of Operations. Those professional fees include auditing and tax services, legal fees and technical and other consulting fees.

2. Comment: The notes to the financial statements do not include the disclosure required by Accounting Standards Codification (ASC) paragraph 820-10-50-2(g).

Response: Comment accepted. The Registrant will include that disclosure going forward, which will be similar to the following disclosure:

Changes in any of our unobservable inputs, individually, may change the fair value of certain of the Company’s investments.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, it could realize significantly less than the value at which the Company has recorded it.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.

3. Comment: The notes to the financial statements do not include the disclosure required by Accounting Standards Codification (ASC) paragraph 820-10-50-2(d). That disclosure is shown in aggregate; please provide that disclosure by asset class under Generally Accepted Accounting Principles (GAAP).

Response: The Registrant will include that disclosure going forward. The Registrant will show subtotals on a roll-forward basis for level three securities for each asset class that will provide details for the total gains and losses broken down by each asset class.

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Securities and Exchange Commission

August 11, 2020

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Firsthand Capital Management, Inc.